Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NexGen Energy Ltd. (the “Company” or “NexGen”)
Suite 3150, 1021 West Hastings Street
Vancouver, BC V6E 0C3

Item 2	Date of Material Change

May 28, 2024

Item 3	News Release

On May 28, 2024, the Company issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4	Summary of Material Change

On May 28, 2024, the Company announced that it had closed its previously announced acquisition (the “Acquisition”) from MMCap International Inc. (“MMCap”) of 2,702,410 pounds of natural uranium concentrate (“U3O8”) for an aggregate purchase price of US$250 million. In satisfaction of the purchase price for the U3O8 the Company issued US$250 million aggregate principal amount of 9.0% unsecured convertible debentures (the “Debentures”).

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

The Debentures are convertible at the holder’s option into approximately 23 million common shares of NexGen (the “Common Shares”) at a conversion price (the “Conversion Price”) per Common Share of US$10.73 (C$14.70 per Common Share equivalent incorporating the Bank of Canada exchange rate from May 7, 2024) representing a 30% premium to the volume-weighted average trading price (the “VWAP”) per Common Share on the Toronto Stock Exchange (the “TSX”) for the 5-days ending on the day prior to the date of this announcement..

The Debentures carry a 9.0% coupon (the “Interest”) over a 5-year term. Two-thirds of the Interest (equal to 6% per annum) is payable in cash. One-third of the Interest (equal to 3% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP on the New York Stock Exchange (the “NYSE”) ending on, and including, the third trading day prior to the date such interest payment is due, subject to, among other things, approvals of applicable stock exchanges.

The Company will be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP on the NYSE exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

The Company issued an aggregate of 909,090 Common Shares as an establishment fee in connection with the Debentures, representing 3% of the aggregate principal amount of the Debentures.

Strategic Alignment Provisions

In connection with the Offering, the Company entered a investor rights agreement with the holders of the Debentures containing voting alignment, standstill, anti-hedging and sale and transfer restriction covenants.

Additional Information

A copy of the Company’s Cleansing Notice, which will be or has been filed with the Australian Securities and Investments Commission, is attached hereto as Schedule A.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Leigh Curyer
Chief Executive Officer
Phone: (604) 428-4112
Email: lcuryer@nxe-energy.ca

Item 9	Date of Report

May 28, 2024

SCHEDULE A - Australian Cleansing Notice

See attached.

NexGen Energy (Canada) Ltd.
ARBN 649 325 128 A foreign company registered in its original jurisdiction of British Columbia, Canada as NexGen Energy Ltd.

29 May 2024

Notice under sections 708A(5)(e) and 708A(12C)(e) of the Corporations Act 2001 (Cth)

NexGen Energy (Canada) Ltd. a foreign company registered in its original jurisdiction of British Columbia, Canada as NexGen Energy Ltd. (NexGen) gives this notice (Cleansing Notice) under sections 708A(5)(e) and 708A(12C)(e) of the Corporations Act 2001 (Cth) (Corporations Act) as notionally inserted by ASIC Corporations (Sale Offers: Securities Issued on Conversion of Convertible Notes) Instrument 2016/82 (ASIC Instrument 2016/82) and modified by ASIC Instrument 22-0915.

Where applicable, references in this Cleansing Notice to the Corporations Act are to those sections as modified by ASIC Instrument 2016/82 and ASIC Instrument 22-0915.

This Cleansing Notice is important and should be read in its entirety. Neither ASIC nor ASX takes any responsibility for the contents of this Cleansing Notice.

1	Background

2024 Convertible Debentures

On 8 May 2024, NexGen announced it had entered into a binding terms sheet with MMCap International Inc. SPC (MMCap) in relation the purchase of 2,702,410 pounds natural uranium concentrate (U3O8) for an aggregate purchase price of US$250 million based on the 5-day average UxC spot price (Purchase). In satisfaction of the purchase price for the U3O8, NexGen agreed to issue US$250 million aggregate principal amount of unsecured interest bearing convertible debentures.

In connection with the Purchase, NexGen has today announced the issue of:

•	250,000 convertible debentures with a face value of US$1,000 each (2024 Convertible Debentures) to MMCap and certain other investors (collectively, with MMCap, the Investors), convertible into fully paid ordinary shares in the capital of NexGen (Shares); and
•	909,090 Shares to MMCap (Establishment Shares).

The 2024 Convertible Debentures and Establishment Shares were issued without disclosure under Part 6D.2 of the Corporations Act in reliance on the disclosure exemptions contained in section 708 of the Corporations Act.

Investor Rights Agreements

NexGen has also announced that, in connection with the Purchase, NexGen has entered into an investor rights agreement with the Investors (Investor Rights Agreement), containing voting alignment, standstill, and transfer restrictions that will apply unless and until there is a change of control of NexGen. A summary of the Investor Rights Agreement is set out in Schedule 1.

2	Contents of this Cleansing Notice

This Cleansing Notice sets out the following:

(a)	in relation to the 2024 Convertible Debentures:
(i)	the effect of the issue of the 2024 Convertible Debentures on NexGen;
(ii)	a summary of the rights and liabilities attaching to the 2024 Convertible Debentures; and
(iii)	a summary of the rights and liabilities attaching to the Shares issuable on the conversion of the 2024 Convertible Debentures;
(b)	any information that:
(i)	has been excluded from disclosure under the continuous disclosure obligations contained in Sec 408 of the Company Manual of the Toronto Stock Exchange (TSX) in accordance with exceptions in the Company Manual of the TSX as in force on 25 October 2022; and
(ii)	is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:
(A)	the assets and liabilities, financial position and performance, profits and losses and prospects of NexGen; and
(B)	the rights and liabilities attaching to the Shares; and
(c)	any other information relating to NexGen's reporting and disclosure obligations under the Company Manual of the TSX and where certain documents may be obtained.

3	The effect of the 2024 Convertible Debentures on NexGen

The principal effects of the issue of the 2024 Convertible Debentures on NexGen are to:

(a)	increase the amount of physical U3O on NexGen's balance sheet by 2,702,410 pounds;
(b)	increase the number of 2024 Convertible Debentures on issue from nil to 250,000; and
(c)	increase NexGen's indebtedness by an amount equal to US$250 million plus all accrued and unpaid interest.

The Investors may convert the 2024 Convertible Debentures to Shares, either in whole or in part, at US$10.73 per Share. If the 2024 Convertible Debentures are converted in whole or in part, this will dilute existing shareholders of NexGen (Shareholders).

4	Potential effect of the 2024 Convertible Debentures on NexGen's Capital Structure

The effect of conversion of the 2024 Convertible Debentures on NexGen’s issued share capital will depend on what portion (if any) of the 2024 Convertible Debentures are converted to Shares at any one time.

The effect of the 2024 Convertible Debentures on NexGen's capital structure is as follows.

Class	As at the date of this Cleansing Notice	After conversion of the 2024 Convertible Debentures(1) (face value only)	After conversion of the 2024 Convertible Debentures(1) (face value and all interest payments)
Shares (including CDIs)	561,166,699(2)	584,465,860(3)	589,292,114(4)
Options	49,715,807	49,715,807	49,715,807
2023 Convertible Debentures(5)	110,000	110,000	110,000
2024 Convertible Debentures	250,000	Nil	Nil
Notes:
1.	Assumes none of the 2023 Convertible Debentures or Options are exercised prior to conversion of the 2024 Convertible Debentures.
2.	Includes the Establishment Shares.
3.	The number of Shares to be issued on conversion of the 2024 Convertible Debentures is calculated based on a conversion price of US$10.73, being a 30% premium to the volume-weighted average trading price of NexGen's shares on the TSX for the 5-days ending on the day prior to the execution of the binding term sheet with MMCap (as described in Section 1).
4.	Interest is payable on the 2024 Convertible Debentures at a rate of 9%, compounded semi-annually, with two thirds of this amount payable in cash and one third payable in Shares. Refer to Section 5 for a summary of the terms and conditions of the 2024 Convertible Indentures. Assumes interest payments are made at the NYSE closing share price on 24 May 2024 of US$7.77.
5.	Convertible into a total of 16,272,189 Shares (principle) plus 198,198 Shares (interest), assuming interest payments are made at the NYSE closing share price on 24 May 2024 of US$7.77. Refer to NexGen's announcement to ASX on 25 September 2023, for further details of the 2023 Convertible Debentures.

5	Potential effect on control of NexGen

The level of ownership of Shares by the Investors if the 2024 Convertible Debentures are converted, will depend on the number of 2024 Convertible Debentures that are converted to Shares and the number of Shares on issue at the time of conversion.

However, based on the number of Shares each Investor already holds, the maximum number of Shares that the Investors would be entitled to upon conversion of the 2024 Convertible Debentures and the current number of Shares on issue:

•	MMCap would hold 5.50% of all Shares currently on issue; and
•	the other Investors, excluding MMCap, would hold 0.20% of all Shares currently on issue,

in each case inclusive of interest settled by way of issue of Shares.

6	Rights and liabilities attaching to the 2024 Convertible Debentures

A summary of the rights and liabilities attaching to the 2024 Convertible Debentures is outlined in the table below. The summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of the Investors.

Instrument	Unsecured Convertible Debentures.
Face Value	US$1,000 per 2024 Convertible Debenture.
Maturity Date	28 May 2029.
Conversion Price

US$10.73 per Share.

In the event that NexGen issued Share capital is reconstructed (including, by way of consolidation, subdivision, reduction or return) or otherwise altered as a result of NexGen issuing securities convertible into or exchangeable for Shares to the holders of all or substantially all of the outstanding Shares by way of a dividend or distribution, the Conversion Price will be similarly adjusted to increase or decrease (as applicable) in proportion to the adjustment to the issued Share capital of NexGen.

Interest Rate	9.00% per annum, payable semi-annually.
Payment of Interest

Interest is payable in semi-annual instalments in arrears on 10 June and 10 December each year (Interest Payment Date).

Two thirds (equal to 6% per annum) of the interest amount due on an Interest Payment Date is payable in cash in USD, and the remaining third (equal to 3% per annum) is payable in Shares to be issued at a price per Share equal to the Current Market Price.

The Current Market Price is equal to the 20-day volume-weighted average trading price of the Shares trading on the NYSE, for a 20 day period ending three trading days prior to the Interest Payment Date. If Shares are not trading on the NYSE, the TSX must be used as the reference exchange and the Current Market Price must be converted into USD using the average daily exchange rate reported by the Bank of Canada on those 20 trading days.

Conversion

The aggregate principal amount outstanding under the 2024 Convertible Debentures is convertible at the relevant holder's option at any time prior to the Maturity Date, in whole or in part, into Shares at the Conversion Price (subject to any adjustment).

The maximum aggregate number of Shares that the 2024 Convertible Debentures may convert into without the prior approval of any securities exchange is 23,299,161 Shares.

Ranking on Conversion	Shares issued on conversion of the 2024 Convertible Debentures will be fully paid common shares in the capital of NexGen, having all the rights set out in NexGen's articles (Articles).
Redemption

NexGen may redeem the 2024 Convertible Debentures in whole or in part:

• after 28 May 2027 (Redemption Date) and prior to the Maturity Date; and

• provided that the Current Market Price on the date that NexGen provides notice of its intention to redeem is greater than 130% of the Conversion Price,

at a price equal to the outstanding principal amount plus accrued and unpaid interest.

Redemption - Change of Control

NexGen may redeem all (but not part) of the 2024 Convertible Debentures in the event of a Change of Control, at a price equal to:

• 130% of the principal amount plus accrued but unpaid interest, if the Change of Control occurs prior to the Redemption Date; or

• 115% of the principal amount plus accrued but unpaid interest, if the Change of Control occurs after the Redemption Date.

A Change of Control means:

• the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of NexGen's Shares;

• the amalgamation, consolidation or merger of NexGen with or into another entity as a result of which the holders of the shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of NexGen following such transaction;

• the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of NexGen to another entity in which the holders of Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or

• the removal by resolution of the Shareholders of NexGen, of more than 51% of the then incumbent directors of NexGen which removal has not been recommended in NexGen's management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in NexGen's management information circular.

• In addition, upon the public announcement of a Change of Control that is supported by the board of directors of NexGen, NexGen may require the 2024 Convertible Debenture holders to convert their 2024 Convertible Debentures into Shares at the Conversion Price provided the consideration payable upon the Change of Control exceeds the Conversion Price.

Events of default

If any of the following events occur, the Investor may accelerate all amounts outstanding under the 2024 Convertible Debentures and render them immediately due for payment and payable:

• failure to pay any principal amount or interest when due;

• a breach of the applicable trust indenture by NexGen which remains unremedied for 30 days; or

• an insolvency event occurring in respect of NexGen under applicable Canadian law remains unstayed for a period of 60 days.

Governing Law	The laws of the Province of British Columbia and the federal laws of Canada applying there.
7	Rights and Liabilities attaching to Shares and CDIs

Rights and liabilities attaching to Shares

The Shares issued to the Investor upon conversion of the 2024 Convertible Debentures will rank equally in all respects with all of NexGen's existing Shares. A summary of the rights and liabilities attaching to Shares, including the Shares to be issued to the Investors on conversion of the 2024 Convertible Notes, is detailed below.

The summary is not exhaustive and does not purport to constitute a definitive statement of the rights and liabilities of Shareholders and is qualified by the full terms of the Articles (a full copy of the Articles is available from NexGen on request free of charge).

General meetings

An annual general meeting of Shareholders is required to be held by NexGen once in every calendar year and not more than 15 months after the last annual general meeting of Shareholders.

NexGen is required to give Shareholders at least 21 days' and not more than 2 months' notice of a meeting of Shareholders. Each Shareholder is entitled to receive notice of, attend and vote at any meeting of Shareholders and to receive all notices required to be sent to Shareholders under applicable law.

Voting rights

Unless the Business Corporations Act (British Columbia) or Articles require a special resolution, any action that must or may be taken or authorised by the shareholders of NexGen may be taken or authorised by an ordinary resolution. Ordinary resolutions of NexGen are passed by a simple majority of votes cast on the resolution. The majority of votes required for NexGen shareholders to approve a special resolution at a meeting of Shareholders is two-thirds of the votes cast on the resolution.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or represent by proxy, Shareholders which hold, in the aggregate, at least 5% of the issued Shares entitled to be voted at the meeting.

Every motion put to a vote at a meeting of Shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one Shareholder entitled to vote who is present in person or by proxy.

Subject to any special rights or restrictions attached to any Shares and to the restrictions imposed on joint shareholders on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote, and on a poll, every shareholder entitled to vote on the matter has one vote in respect of each Share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

As detailed below in 'Rights of CDI Holders', holders of CDIs can attend but cannot vote in person at a general meeting, and must instead direct CDN (defined below) how to vote in advance of the meeting. Any notice of meeting issued to CDI holders will include a form permitting the holder to direct CDN to cast proxy votes in accordance with the holder's written instructions.

Dividend rights	Pursuant to the Articles and subject to applicable law, the Board may from time to time declare and authorise payment of such dividends on the Shares as they may deem advisable, and the Board may determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

Transfer of Shares

A transfer of the Shares must not be registered unless:

• a duly signed instrument of transfer in respect of the Share has been received by NexGen;

• if a share certificate has been issued by NexGen in respect of the Share to be transferred, that share certificate has been surrendered to NexGen; and

• if a non-transferable written acknowledgement of the Shareholder's right to obtain a share certificate has been issued by NexGen in respect of the Share to be transferred, that acknowledgment has been surrendered by NexGen.

Rights of CDI holders

NexGen is incorporated in British Columbia, Canada, and the requirements of applicable securities laws that registered shareholders have the right to receive a stock certificate do not permit the CHESS system (being ASX's system of electronic transfer and settlement) of holding uncertificated securities. Accordingly, for Shareholders to trade their Shares on ASX, they must first be transmuted into a Chess Depository Interest (CDI).

CDIs are electronic depositary interests or receipts issued and are units of beneficial ownership in underlying Shares registered on the Canadian register of Shareholders in the name of CHESS Depositary Nominees Pty Ltd (CDN). CDN is a wholly owned subsidiary of ASX. The main difference between holding CDIs and Shares is that the holder of CDIs has beneficial ownership of the underlying Shares instead of legal title. Legal title to the underlying Shares is held by CDN for the benefit of the CDI holder. The Shares converted into CDIs will be registered in the name of CDN for the benefit of the CDI holders. Each NexGen CDI represents one underlying Share.

CDN receives no fees from investors for acting as the depositary nominee in respect of CDIs. CDI holders have the same economic benefits of holding the underlying Shares. CDI holders are able to transfer and settle transactions electronically on ASX. With the exception of voting rights, the CDI holders are generally entitled to equivalent rights and entitlements as if they were the legal owners of Shares.

CDI holders will receive notices of general meetings of Shareholders. As CDI holders are not the legal owners of underlying Shares, CDN, which holds legal title to the Shares underlying the CDIs, is entitled to vote at shareholder meetings of NexGen on the instruction of the CDI holders.

CDI holders are entitled to give instructions for one vote for every underlying Share held by CDN. NexGen participates in CHESS, which is the ASX electronic transfer and settlement system in Australia, in accordance with the ASX Listing Rules and ASX Operating Rules.

Set out below is a summary of CDIs.

Nature of CDIs	A CDI is a unit of beneficial ownership in a share (or beneficial interest in a share) or option of a foreign company, where the underlying share, interest or option is registered in the name of a depositary nominee (in this case CDN), for the purpose of enabling the foreign share, interest or option to be traded on the ASX.
Specific Features of a CDI	The main difference between holding CDIs and Shares is that the holder of CDIs has beneficial ownership of the underlying Shares instead of legal title. Legal title to the underlying Shares is held by CDN on the Canadian register of Shareholders for the benefit of the CDI Holder. Each CDI will represent one underlying Share. CDI holders have the same economic benefits of holding the underlying Shares. CDI holders are able to transfer and settle transactions electronically on ASX. With the exception of voting rights, the CDI holders are entitled to equivalent rights and entitlements as if they were the legal owners of Shares. CDI holders will receive notices of general meetings of Shareholders.
Dividend rights	The ASX Settlement Rules require that all economic benefits, such as dividends, bonus issues, or other distributions flow through to CDI holders as if they were the legal owners of the underlying securities. As each CDI will represent one underlying Share, in the event NexGen pays a dividend or undertakes a distribution, CDI holders will receive the same benefit as if they were holding Shares.
Voting Rights

CDI holders cannot vote personally at Shareholder meetings. The CDI Holder must convert their CDIs into certificated Shares prior to the relevant meeting in order to vote in person at the meeting.

As CDI holders are not the legal owners of underlying Shares, CDN, which holds legal title to the Shares underlying the CDIs, is entitled to vote at Shareholder meetings of NexGen on the instruction of the CDI holders.

The ASX Settlement Rules require NexGen to give notices to CDI holders of general meetings of Shareholders. The notice of meeting must include a form permitting the CDI Holder to direct CDN how to vote on a particular resolution, in accordance with the CDI Holder's written directions. CDN is then obliged under the ASX Settlement Rules to lodge proxy votes in accordance with the directions of CDI holders.

Corporate Actions

The ASX Settlement Rules require that all economic benefits, such as dividends, bonus issues, rights issues or similar corporate actions flow through to CDI holders as if they were the legal owners of the underlying securities.

However, in some cases, marginal difference may exist between the resulting entitlements of CDI holders and the entitlements they would have accrued if they held Shares directly. This is because, for the purposes of certain corporate actions, CDN's holding of Shares is, for Canadian legal reasons, treated as a single holding, rather than as a number of smaller separate holdings corresponding to the individual interests of CDI holders (thus, for example, CDI holders will not benefit to the same extent from the rounding up of fractional entitlements as if they held Shares directly).

Takeovers	If a takeover bid or similar transaction is made in relation to the Shares of which CDN is the registered holder, the ASX Settlement Rules require that CDN must not accept the offer made under the takeover bid except to the extent that acceptance is authorised by the relevant CDI Holder. In these circumstances, CDN must ensure that the offeror, pursuant to the takeover bid, processes the takeover acceptance.
Converting Between Shares and CDIs

CDI holders may at any time convert their holding of CDIs (tradeable on ASX) into Shares held on the Canadian register of Shareholders by:

• in the case of CDIs held through the issuer sponsored sub-register, contacting the Computershare Australia (NexGen's Australian share registry) directly to obtain the applicable 'CDI Cancellation Australian to Canadian Register' request form for completion and return it to NexGen's share registry (see www.computershare.com/au); or

• in the case of CDIs held on the CHESS sub-register, contacting their controlling participant (generally a stockbroker), who will liaise with the Australian Share Registry to obtain and complete the request form.

Upon receipt of a request form, the relevant number of CDIs will be cancelled and Shares will be transferred from CDN into the name of the CDI holder and a registered uncertificated book-entry position created or share certificate issued. This will cause the CDI holder's Shares to be registered on the Canadian register of Shareholders and trading will no longer be possible on ASX. The Canadian Share Registry will not charge an individual security holder or NexGen a fee for converting CDI holdings into Shares (although a fee will be payable by market participants). It is expected that this process will be completed within 24 hours, provided that Computershare Australia has received a duly completed and valid form. No guarantee can be given regarding the actual timing for the conversion to take place.

A holder of Shares may also convert their Shares to CDIs by contacting their Canadian stockbroker (or applicable controlling participant) or the Canadian Share Registry where applicable.

8	Continuous Disclosure Obligations

NexGen is admitted to the official list of ASX as a 'Foreign Exempt Listing', meaning NexGen is not subject to section 674 of the Corporations Act and is exempt from complying with the continuous disclosure provisions in the ASX Listing Rules. Therefore, NexGen is not a 'disclosing entity' (as defined in section 111AC of the Corporations Act) for the purposes of this Cleansing Notice.

However, NexGen is subject to substantially equivalent continuous disclosure obligations under the rules and policies of the TSX applicable to NexGen (TSX Rules), whereby NexGen is required to disclose, via a news release that is to be filed on SEDAR, all material information concerning its business or affairs, which is information that results in, or would reasonably be expected to result in, a significant change in the market price or value of NexGen's listed securities, forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material. NexGen is required to lodge any documents lodged under the TSX Rules concurrently on the ASX market announcements platform in accordance with ASX Listing Rule 1.15.2.

NexGen has received relief from ASIC in the form of ASIC Instrument 22-0915 permitting NexGen to issue this Cleansing Notice under sections 708A(5)(e) and 708A(12C)(e) of the Corporations Act (as notionally inserted by ASIC Instrument 2016/82). Refer to Section 11 below for further details on ASIC Instrument 22-0915.

This Cleansing Notice is a ''cleansing notice' under sections 708A(5)(e) and 708A(12C)(e) of the Corporations Act to which the special content rules under section 708A(12D) of the Corporations Act apply (each as notionally inserted by ASIC Instrument 2016/82 and modified by ASIC Instrument 22-0915).

This provision (as modified by ASIC Instrument 22-0915) allows sale offers of securities issued on conversion of convertible securities to be made to retail investors within 12 months of their issue without disclosure under Part 6D.2 of the Corporations Act, provided that a cleansing notice is issued in relation to the convertible securities to which they relate.

In general terms 'cleansing notices' under section 708A(5)(e) and 708A(12C)(e) of the Corporations Act are only required to contain information in relation to the effect of the issue of new securities on the issuing company and the rights attaching to the new securities. It is not necessary to include general information in relation to all of the assets and liabilities, the financial position, profits and losses or prospects of the issuing company.

This Cleansing Notice is intended to be read in conjunction with the publicly available information in relation to NexGen which has been notified to ASX under ASX Listing Rule 1.15.2 and does not include all of the information that would be included in a prospectus for an initial public offering of NexGen's securities in Australia. Investors should therefore have regard to the publicly available information in relation to NexGen before making a decision whether or not to invest in NexGen.

Having taken such precautions and having made such enquires as are reasonable, NexGen states that:

(a)	it is subject to:
(i)	regulatory reporting and disclosure obligations of the TSX Company Manual; and
(ii)	section 601CK of the Corporations Act;
(b)	copies of documents lodged with ASIC in relation to NexGen may be obtained from, or inspected at, the offices of ASIC; and
(c)	it will provide a copy of each of the following documents, free of charge, to any person on request:
(i)	the most recent balance sheet and other documents lodged with ASIC under section 601CK of the Corporations Act; and
(ii)	any notices given by NexGen in accordance with its obligations under ASX Listing Rule 1.15.2, as in force on 25 October 2022 (being the date of ASIC Instrument 22-0915), after the lodgement of its most recent balance sheet and other documents lodged with ASIC under section 601CK of the Corporations Act and before the lodgement of the Prospectus.

Copies of all documents lodged with the ASIC in relation to NexGen can be inspected at the office of the Australian Company Secretary at Suite 8, 7 The Esplanade, Mount Pleasant, Western Australia during normal office hours.

9	Copies of Documents

NexGen has lodged the following announcements with ASX since the lodgement of its recent balance sheet and other documents with ASIC under section 601CK of the Corporations Act on 7 March 2024 (relating to the financial year ended on 31 December 2023).

Date Lodged	Subject of Announcement
29 May 2024	NexGen Closes Strategic Purchase of Uranium
23 May 2024	NexGen Releases 2023 Sustainability Report
22 May 2024	NexGen Advances Federal Environment Assessment Process
15 May 2024	Cleansing Notice
15 May 2024	NexGen Closes C$224 Million CDI Offering in Australia
14 May 2024	Application for quotation of securities - NXG
10 May 2024	Q1 2024 Conference Call on Rook I Project Developments
9 May 2024	Filing of Management Information Circular - AGM
9 May 2024	Notice of Annual General Meeting
9 May 2024	Notice of Access - Annual General Meeting
9 May 2024	Management Information Circular
9 May 2024	CDI Voting Instruction Form
9 May 2024	Material Change Report
9 May 2024	Prospectus - Auditor Consent
9 May 2024	Prospectus Supplement No 2
9 May 2024	Certification of Interim Filings - CFO
9 May 2024	Certification of Interim Filings - CEO
9 May 2024	Management Discussion and Analysis - March 2024
9 May 2024	Interim Financial Statements - March 2024
9 May 2024	Strategic Uranium Purchase - US$250m Convertible Debenture
3 May 2024	Amendments to Equity Distribution Agreement
3 May 2024	Material Change Report

3 May 2024	Statement of CDIs on issue - NXG
1 May 2024	Placement - Australian release
1 May 2024	Placement Update - North American release
1 May 2024	Placement - North American release
30 April 2024	Second Supplementary Prospectus
84 April 2024	Notice of Meeting and Record Date
4 April 2024	Statement of CDIs on issue - NXG
12 March 2024	Exploration Update and Second Supplementary Prospectus
8 March 2024	First Supplementary Prospectus
7 March 2024	Management Certification Form 13-502F1
7 March 2024	Management Certification - Form 13-501F1
7 March 2024	Certificate of Annual Filings - CFO
7 March 2024	Certificate of Annual Filings - CEO
7 March 2024	Annual Information Form
7 March 2024	Managements Discussion and Analysis - December 2023
7 March 2024	Audited Annual Financial Statements
10	Information excluded from continuous disclosure notices and compliance with disclosure obligations

NexGen confirms that, as at the date of this Cleansing Notice:

(a)	NexGen has complied with:
(i)	section 601CK of the Corporations Act;
(ii)	the continuous disclosure obligations contained in Sec 408 of the Company Manual of the TSX as in force on 25 October 2022 (being the date on which ASIC Instrument 22- 0915 was made); and
(iii)	its obligations under rule 1.15.2 of the listing rules of ASX as in force on 25 October 2022 (being the date on which ASIC Instrument 22- 0915 was made) and
(b)	there is no information that is “excluded information” within the meaning of section 708A(7) of the Corporations Act, being information that:
(i)	has been excluded from disclosure under the continuous disclosure obligations contained in Sec 408 of the TSX Company Manual in accordance with exceptions in the TSX Company Manual as in force on 25 October 2022 (being the date of ASIC Instrument 22-0915); and
(ii)	is information that investors and their professional advisors would reasonably require for the purpose of making an informed assessment of the assets and liabilities, financial position and performance, profits and losses and prospects of NexGen and the rights and liabilities attaching to the Shares.
11	ASIC Relief

ASIC CO 14/827

Pursuant to ASIC Class Order CO14/827, ASIC has given class order relief for offers for the issue or sale of CDIs, where the underlying foreign securities are quoted on ASX and are held by CDN as the depositary nominee. The purpose of the relief is to remove any uncertainty about how offers of CDIs over underlying foreign securities are regulated under the Corporations Act, ensuring offers of CDIs are regulated as an offer of securities under the disclosure provisions of Chapter 6D of the Corporations Act.

ASIC Instrument 22-0915

On 25 October 2022, ASIC provided a declaration:

(a)	modifying sections 708AA and 708A of the Corporations Act such that NexGen may issue a cleansing notice under section 708AA(2)(f) and 708A(5)(e) (as applicable) of the Corporations Act that:
(i)	confirms NexGen's compliance with:
(A)	section 601CK of the Corporations Act;
(B)	the continuous disclosure obligations contained in Sec 408 of the TSX Company Manual as in force on 25 October 2022 (being the date of Instrument 22-0915); and
(C)	ASX Listing Rule 1.15.2 as in force on 25 October 2022; and

(ii)	sets out any material excluded from the continuous disclosure obligations contained in Sec 408 of the TSX Company Manual in accordance with exceptions in the TSX Company Manual as in force on 25 October 2022, that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:
(A)	the assets and liabilities, financial position and performance, profits and losses and prospects of NexGen; or
(B)	the rights and liabilities attaching to the relevant securities;
(b)	modifying subsections 708A(12C) and (12E) of the Corporations Act, as notionally inserted by ASIC Instrument 2016/82, such that NexGen may issue a cleansing notice under section 708A(12C)(e) of the Corporations Act with respect to the issue of convertible notes that includes, among other things:
(i)	the information required by section 708A(12E); and
(ii)	any other matters relating to the convertible notes that holders of NexGen securities quoted on the TSX would reasonably require to make an informed assessment of the financial position of NexGen and its prospects for future financial years, in each financial report of NexGen required under the financial reporting laws of the kind set out in Chapter 2M applicable in NexGen's place of origin that NexGen gives to ASX under ASX Listing Rule 1.15.2 or ASX Listing Rule 3.17B, in each case, as in force on 25 October 2022; and

(c)	modifying section 713 of the Corporations Act, as notionally modified by ASIC Instrument 2016/83, such that NexGen may issue a transaction specific prospectus that:
(i)	confirms NexGen is subject to regulatory reporting and disclosure obligations of the TSX Company Manual and section 601CK of the Corporations Act;
(ii)	advises people of their right to obtain a copy of:
(A)	NexGen's most recent balance sheet and other documents lodged with ASIC under section 601CK; and
(B)	any notices given by NexGen in accordance with its obligations under ASX Listing Rule 1.15.2, as in force on 25 October 2022, after the lodgement of its most recent balance sheet and other documents lodged with ASIC under section 601CK and before the lodgement of the prospectus with ASIC; and
(iii)	sets out any material excluded from the continuous disclosure obligations contained in Sec 408 of the TSX Company Manual in accordance with exceptions in the TSX Company Manual as in force on 25 October 2022.
12	Authorisation

This Cleansing Notice has been authorised for release to the ASX by the Board.

Schedule 1 - Summary of the Investor Rights Agreement

1	Standstill

The Investors may not (without NexGen’s consent):

(a)	acquire any securities in NexGen that would result in the Investor, their affiliates or any person with which they are acting in concert, acquiring beneficial ownership or control of over 4.99% of the outstanding Shares in NexGen (assuming conversion of all convertible securities held by such person, including any 2024 Convertible Debentures);
(b)	solicit proxies from security holders or otherwise attempt to influence the conduct of security holders;
(c)	solicit, initiate or engage in any discussions or negotiations, or enter into any agreement in order to propose or effect any take-over bid, tender or exchange offer, amalgamation, merger, arrangement or other business combination involving NexGen propose or effect any acquisition of assets from NexGen; or
(d)	directly or indirectly, seek to control or influence the board of NexGen (Board) or of NexGen's affiliates.
2	Voting Alignment - Generally

The Investors must only exercise the votes attached to any and all Shares held by them in the manner recommended by the Board to the shareholders of NexGen.

3	Voting Alignment - Change of Control

The Investors:

(a)	must not convert the 2024 Convertible Debentures in circumstances where an unsolicited takeover bid is made that constitutes a Change of Control unless and until the Board recommends that NexGen shareholders accept such takeover bid or the bidder acquires more than 66.66% of the Shares (on a fully diluted basis).
(b)	must not tender or agree to tender any Shares they hold to an unsolicited takeover bid that constitutes a Change of Control unless and until the Board recommends that NexGen's shareholders accept such bid or the bidder acquires more than 66.66% of the outstanding Shares (on a fully diluted basis); and
(c)	must exercise the votes attached to any Shares they holds in the manner recommended by the Board to the shareholders of NexGen in respect of any Change of Control transaction, provided that the Investors are not required to exercise their voting rights in such manner so long as:
(i)	the Investors do not exercise its voting rights to actively vote against any matter the Board has recommended that shareholders of NexGen vote in favour of; and
(ii)	the Investors do not exercise its voting rights to actively vote in favour of any matter the Board has recommended that shareholders of NexGen vote against.

A Change of Control means:

(a)	the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of NexGen's Shares;
(b)	the amalgamation, consolidation or merger of NexGen with or into another entity as a result of which the holders of the shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of NexGen following such transaction;
(c)	the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of NexGen to another entity in which the holders of Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or
(d)	the removal by resolution of the Shareholders of NexGen, of more than 51% of the then incumbent directors of NexGen which removal has not been recommended in NexGen's management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in NexGen's management information circular.

In addition, upon the public announcement of a Change of Control that is supported by the board of directors of NexGen, NexGen may require the 2024 Convertible Debenture holders to convert their 2024 Convertible Debentures into Shares at the Conversion Price provided the consideration payable upon the Change of Control exceeds the Conversion Price.

4	Disposing Shares

The Investors are subject to restrictions on disposing any Shares they hold, consisting of giving prior notice to NexGen of any proposed disposition (within a 30 day period) of more than 0.5% of the number of Shares held and either:

(a)	disposing of such Shares to specific willing investors identified by NexGen within a seven day period; or
(b)	for a period of thirty days thereafter, disposing of such Shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by NexGen within the seven day period.
5	Fundamental Change

Each of the foregoing restrictions may be undertaken with the prior consent of NexGen, or upon the completion of a Change of Control that includes each of the following components:

(a)	the occurrence of one or more of the following events:
(i)	the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of NexGen's Shares;
(ii)	the amalgamation, consolidation or merger of NexGen with or into another entity as a result of which the holders of the shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of NexGen following such transaction; or
(iii)	the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of NexGen to another entity in which the holders of the Shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or one or more of items (a), (b) or (c) of the definition of Change of Control; and
(b)	the removal by resolution of the shareholders of NexGen, of more than 51% of the then incumbent directors of NexGen which removal has not been recommended in NexGen's management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in NexGen's management information circular; and
(c)	the CEO of NexGen no longer being actively employed as the most senior executive officer of NexGen following completion of the Change of Control.